1:05 PM

03/24/22

Accrual Basis

Triune Solutions LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
40001 · Professional Services	161,273.58
49900 · Service Income	8,027.93
Total Income	169,301.51
Expense	
50000 · Direct Charges	
50001 · Salary & Wages	39,180.00
50002 · Subcontractor	188,574.50
50005 · Supplies & Materials	399.00
50012 · Training Expenses	12.71
50017 · Legal Services	8,504.14
50019 · Software Expense	591.20
Total 50000 · Direct Charges	237,261.55
55000 · Fringe Benefits	
55006 · State Unemployment	230.37
55008 · Payroll Taxes	3,201.84
66000 · Payroll Expenses	52.50
Total 55000 · Fringe Benefits	3,484.71
60000 · Overhead	
60001 · Overhead Labor	6,300.00
60002 · Materials & Supplies	1,464.98
60008 · Repair & Maintenance	31.03
60014 · Postage/Delivery	232.80
60015 · Legal & Professional Services	1,560.00
60019 · Recruiting	14,241.49
60024 · Parking	21.00
60029 · Training Expenses	60.00
60032 · Proposal Writing	17,448.42
Total 60000 · Overhead	41,359.72
70000 · G / A	
70038 Meals	1,772.97
70001 · Rent	
Baltimore Office	11,962.28
Wayne Place	12,000.00
Total 70001 · Rent	23,962.28
70002 · Office Expenses	1,416.00
70003 · Bank Service Charges	1,235.97
70008 · Taxes - Property	300.00
70011 · Accounting Services	5,526.25
70012 · Business Licenses and Permits	2,927.00
70013 · Computer Expenses	345.52
70014 · Telephone & Internet Expense	
Internet	5,047.88
70014 · Telephone & Internet Expense - Other	13,820.17
Total 70014 · Telephone & Internet Expense	18,868.05

Triune Solutions LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
70015 · Utilities	2,528.34
70017 · Waste Removal	1,043.67
70018 · Website Developer	2,836.81
70020 · General Liability Insurance	2,059.00
70022 · Dues and Subscriptions	837.45
70025 · Advertising and Promotion	3,674.03
70031 · Consulting	8,467.50
70032 · Security System	378.92
70034 · Franchise Tax	11,556.04
Total 70000 · G / A	89,735.80
Total Expense	371,841.78
Net Ordinary Income	-202,540.27
Other Income/Expense	
Other Income	
SBA EIDL Advance	3,000.00
95001 · SBA PPP Loan Forgiveness	6,837.26
Total Other Income	9,837.26
Other Expense	
80000 · Unallowable Expenses	
80001 · Fines & Penalties	7,336.22
80002 · Interest Expense	7,221.46
80003 · Credit and Collection Fees	3,114.62
Total 80000 · Unallowable Expenses	17,672.30
Total Other Expense	17,672.30
Net Other Income	-7,835.04
Net Income	**-210,375.31**


Triune Solutions LLC
Balance Sheet
As of December 31, 2020


	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
10100 · M&T - 1379	47,630.25
Total Checking/Savings	47,630.25
Accounts Receivable	
11000 · Accounts Receivable	10,760.00
Total Accounts Receivable	10,760.00
Total Current Assets	58,390.25
Fixed Assets	
15000 · Furniture and Equipment	12,692.57
15100 · Accumulated Depreciation	-12,692.57
Total Fixed Assets	0.00
Other Assets	
17000 · Shareholder Loan	150,641.05
18000 · Security Deposits	4,000.00
Total Other Assets	154,641.05
TOTAL ASSETS	**213,031.30**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
24000 · Payroll Liabilities	
24001 · Federal Withholding	336.00
24002 · FICA Withholdong	890.46
24004 · FUTA Payable	7.56
24008 · DC Withholding	188.94
24012 · SUTA Payable	22.68
24015 · Accrued Salaries	2,370.00
24000 · Payroll Liabilities - Other	115.61
Total 24000 · Payroll Liabilities	3,931.25
Total Other Current Liabilities	3,931.25
Total Current Liabilities	3,931.25
Long Term Liabilities	
27003 - Loan From Mark Newsome	54,757.00
27004 - SBA EIDL Loan	133,800.00
21002 · Navy Fed Credit Union - Loan	47,340.44
21003 · NCRC	32,573.64
21004 · M&T Loan	19,087.29
29000 · S/H LOAN - SoFi Lending	48,950.74
Total Long Term Liabilities	336,509.11
Total Liabilities	340,440.36
Equity	
30000 · Capital Stock	100.00
37000 · Members Equity	82,866.25
Net Income	-210,375.31
Total Equity	-127,409.06
TOTAL LIABILITIES & EQUITY	**213,031.30**

Triune Solutions LLC
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	-210,375.31
Adjustments to reconcile Net Income	
to net cash provided by operations:	
11000 · Accounts Receivable	72,372.00
13000 · Prepaid Expenses	84.25
24000 · Payroll Liabilities	94.84
24000 · Payroll Liabilities:24001 · Federal Withholding	-745.00
24000 · Payroll Liabilities:24002 · FICA Withholding	-2,089.22
24000 · Payroll Liabilities:24004 · FUTA Payable	-168.90
24000 · Payroll Liabilities:24008 · DC Withholding	90.15
24000 · Payroll Liabilities:24012 · SUTA Payable	-37.62
24000 · Payroll Liabilities:24015 · Accrued Salaries	2,020.00
Net cash provided by Operating Activities	-138,754.81
INVESTING ACTIVITIES	
17000 · Shareholder Loan	-71,171.19
Net cash provided by Investing Activities	-71,171.19
FINANCING ACTIVITIES	
27003 - Loan From Mark Newsome	54,757.00
27004 - SBA EIDL Loan	133,800.00
21002 · Navy Fed Credit Union - Loan	-2,437.94
21003 · NCRC	-7,967.94
21004 · M&T Loan	-9,634.70
21006 · Lending Club Loan (WebBank)	-20,349.25
29000 · S/H LOAN - SoFi Lending	48,950.74
36000 · Members Draw	2,215.61
37000 · Members Equity	-2,215.61
Net cash provided by Financing Activities	197,117.91
Net cash increase for period	-12,808.09
Cash at beginning of period	60,438.34
Cash at end of period	**47,630.25**

4/26/2022